Eaton Vance Distributors, Inc.
(SEC I.D. NO. 8-47939)

Financial Statements and Supplemental
Schedules as of and for the year ended October 31, 2019
and Independent Auditors' Report
Filed Pursuant to Rule 17a-5(e)(3)
as a PUBLIC DOCUMENT







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-047939

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/18 (MM/DD/YY) AND ENDING 10/31/19 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Eaton Vance Distributors, Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

Two International Place
(No. and Street)

Boston (City) MA (State) 02110 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Eric Senay, Chief Financial Officer (617 672-6744)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche LLP
(Name – *if individual, state last, first, middle name*)

200 Berkeley Street (Address) Boston (City) MA (State) 02116 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Eric Senay, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Eaton Vance Distributors, Inc., as of October 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

LEIDY VALERIN-ZUERCHER
MY COMM. EXPIRES JAN. 21, 2022
NOTARY PUBLIC
COMMONWEALTH OF MASSACHUSETTS

Signature

Chief Financial Officer

Title

Notary Public

Leidy Valerin Zuercher

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 20116
USA

Tel: +1 617 437 2000
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of Eaton Vance Distributors, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Eaton Vance Distributors, Inc. (a wholly owned subsidiary of Eaton Vance Corp.) (the "Company") as of October 31, 2019, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of October 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provide a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the financial statements include significant transactions with Eaton Vance Corp. subsidiaries and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Report on Supplemental Schedules

The supplemental schedules g, h and i listed in the accompanying table of contents have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental schedules are the responsibility of the Company's management. Our audit procedures included determining whether the supplemental schedules reconcile to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedules. In forming our opinion on the supplemental schedules, we evaluated whether the supplemental schedules, including their form and content, are presented in compliance with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, such schedules are fairly stated, in all material respects, in relation to the financial statements as a whole.

Deloitte + Touche LLP

December 20, 2019

We have served as the Company`s auditor since 1994.

Eaton Vance Distributors, Inc.

Statement of Financial Condition
As of October 31, 2019

Assets

Cash and cash equivalents	$	66,277,384
Investments held at fair value		79,509,953
Deposits with clearing organizations		219,271
Accounts receivable from sales of investment company shares		218,970
Accounts receivable from affiliates		2,493,796
Distribution fees, service fees and other receivables		16,323,202
Deferred income taxes		7,014,779
Prepaid expenses and other assets		3,284,622
Total assets	$	175,341,977

Liabilities and Stockholder's Equity

Liabilities:

Accrued compensation	$	25,653,520
Accounts payable and accrued liabilities		27,537,413
Accounts payable to affiliates		7,934,620
Accounts payable for investment company shares sold		335,876
Other liabilities		3,931,277
Total liabilities		65,392,706

Commitments and contingencies (Note 9)

Stockholder's Equity:

Common stock, $1 par value; 200,000 shares authorized;		
20,000 shares issued and outstanding		20,000
Additional paid-in capital		79,591,578
Retained earnings		30,337,693
Total stockholder's equity		109,949,271
Total liabilities and stockholder's equity	$	175,341,977

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Income
For the Year Ended October 31, 2019

Revenue:		
Service agreement income	$	202,023,431
Service fees		123,089,697
Distribution and underwriter fees		33,076,671
Interest and other revenue		19,734,783
Total revenue		377,924,582
Expenses:		
Distribution expense		130,269,899
Compensation and related costs		106,861,768
Service fee expense		107,731,211
Other expenses		23,172,218
Total expenses		368,035,096
Income before income taxes		9,889,486
Provision for income taxes:		
Current		(4,272,090)
Deferred		1,007,113
Total provision for income taxes		(3,264,977)
Net income	$	6,624,509

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Changes in Stockholder's Equity

For the Year Ended October 31, 2019

	Shares	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stockholder's Equity
Balance, November 1, 2018	20,000	$	20,000	$ 93,714,894	$ 23,713,184	$ 117,448,078
Net income	-		-	-	6,624,509	6,624,509
Dividends declared	-		-	(25,000,000)	-	(25,000,000)
Stock-based compensation	-		-	10,876,684	-	10,876,684
Balance, October 31, 2019	20,000	$	20,000	$ 79,591,578	$ 30,337,693	$ 109,949,271

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Statement of Cash Flows
For the Year Ended October 31, 2019

Cash Flows From Operating Activities:

Net income	$	6,624,509
Adjustments to reconcile net income to net cash provided by operating activities:		
Stock-based compensation		10,876,684
Deferred income taxes		(782,161)
Changes in operating assets and liabilities:		
Investments held at fair value		(250,924)
Deposits with clearing organizations		(45,659)
Accounts receivable from sales of investment company shares		(126,095)
Accounts receivable from affiliates		(1,283,197)
Distribution fees, service fees and other receivables		2,136,082
Prepaid expenses and other assets		41,257
Accrued compensation		(326,839)
Accounts payable and accrued liabilities		(1,246,717)
Accounts payable to affiliates		6,199,182
Accounts payable for investment company shares sold		727
Other liabilities		2,233,401
Net cash provided by operating activities		24,050,250
Cash Flows From Financing Activities:		
Dividends paid		(25,000,000)
Net cash used for financing activities		(25,000,000)
Net decrease in cash, cash equivalents and restricted cash		(949,750)
Cash, cash equivalents and restricted cash, beginning of year		67,227,134
Cash, cash equivalents and restricted cash, end of year	$	66,277,384
Supplemental Cash Flow Information:		
Cash paid for income taxes, net of refunds	$	114,000

See notes to Financial Statements.

Eaton Vance Distributors, Inc.

Notes to Financial Statements
As of and for the Year Ended October 31, 2019

1. Summary of Significant Accounting Policies

Business and organization

Eaton Vance Distributors, Inc. (Company) is the principal underwriter for the regulated investment companies offered by Eaton Vance and certain of its affiliates and also acts as placement agent for Eaton Vance-sponsored unregistered equity funds (collectively hereafter referred to as the Eaton Vance mutual funds). The Company also acts as distributor for Eaton Vance-sponsored separately managed accounts sold through financial intermediaries.

The Company is a wholly-owned subsidiary of Eaton Vance Corp. (EVC). Certain officers and/or directors of the Company are also officers and/or directors of EVC. Revenue and certain expenses are dependent on the total value and composition of the managed assets of EVC and its affiliates. Accordingly, fluctuations in financial markets and in the composition of those assets under management impact revenue and the results of operations.

These Financial Statements were prepared from the separate records maintained by the Company, which include significant transactions with affiliates, and are not necessarily indicative of the conditions that would have existed had the Company been operated as an unaffiliated company.

Basis of presentation

The preparation of the Company's Financial Statements in conformity with accounting principles generally accepted in the United States of America (U.S. GAAP) requires management to make judgments, estimates and assumptions that affect the amounts reported in the Financial Statements and related notes to the Financial Statements. However, due to the inherent uncertainties in making estimates, actual results could differ from those estimates.

Adoption of new accounting standards

The Company adopted the following accounting standards as of November 1, 2018:

- Revenue recognition – Accounting Standards Update (ASU) 2014-09, *Revenue from Contracts with Customers*
- Statement of cash flows – ASU 2016-15, *Classification of Certain Cash Receipts and Cash Payments*
- Statement of cash flows – ASU 2016-18, *Restricted Cash*

Revenue recognition
This guidance seeks to improve comparability by providing a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The guidance also changes the accounting for certain contract costs and revises the criteria for determining if an entity is acting as a principal or agent in certain arrangements. The Company adopted the new revenue recognition guidance using a full retrospective approach.

The adoption of this guidance did not result in any significant changes to the timing of recognition and measurement of revenue or recognition of costs incurred to obtain and fulfill revenue contracts; however, the presentation of certain revenue and expense balances was affected. Notably, in applying the revised principal-versus-agent guidance to the Company's various distribution contracts for certain classes of shares in sponsored funds with a front-end load commission pricing structure, the entire front-end load commission (including both the underwriting commission retained by the Company and the sales charge paid to the selling broker-dealer) is now presented on a gross basis (i.e., included within distribution and underwriting fee revenue) and the sales charge paid to the selling broker-dealer is now presented within distribution expense in the Statement of Income. Prior to the adoption of ASU 2014-09, only the underwriting commission retained by the Company was presented within distribution and underwriting fee revenue as the sales charge paid to the selling broker-dealer was recorded net.

Statement of cash flows – classification
This standard clarifies how certain cash receipts and cash payments are classified and presented on the Statement of Cash Flows. The Company adopted ASU 2016-15 using a retrospective approach. The adoption of this standard did not result in any changes to the classification of activity on the Company's Statement of Cash Flows.

Statement of cash flows – restricted cash
This standard requires the inclusion of restricted cash and restricted cash equivalents (restricted cash) with cash and cash equivalents when reconciling the beginning and ending amounts on the Statement of Cash Flows. The Company adopted this new guidance using a retrospective approach. Accordingly, beginning amount of cash, cash equivalents and restricted cash reported on the Statement of Cash Flows now includes $102,598 of restricted cash included in deposits with clearing organizations at October 31, 2018. The Company did not hold any restricted cash at of October 31, 2019.

In addition to the standards described above, the Company also early-adopted the portion of ASU 2018-13, *Fair Value Measurement: Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement,* related to the removal of certain fair value disclosure requirements. The fair value disclosures required to be added under this new guidance will be effective for EVC, and will therefore be effective for the Company, for the fiscal year that begins on November 1, 2020.

Where applicable, the Company's significant accounting policies provided below have been updated to reflect the adoption of these new accounting standards as of November 1, 2018.

Cash and cash equivalents

Cash and cash equivalents consists principally of cash held in banks as well as cash equivalents that may consist of short-term, highly liquid investments in commercial paper that are readily convertible to cash. Cash equivalents have remaining maturities of less than three months, as determined upon purchase by the Company, and are stated at amortized cost, which approximates fair value due to the short-term maturities of these investments. Cash deposits maintained at a financial institution may exceed the federally insured limit.

Investments

Investments consist of short-term debt securities comprised of certificates of deposit, commercial paper and corporate debt obligations with remaining maturities of three months to 12 months upon purchase by the Company.

Investments are measured at fair value with net realized and unrealized holding gains or losses, and interest income reflected as a component of interest and other revenue on the Company's Statement of Income. The specific identified cost method is used to determine the realized gains or losses on all investments sold.

Fair value measurements

The accounting standards for fair value measurement provide a framework for measuring fair value and require disclosures of how fair value is determined. Fair value is defined as the price that would be received for an asset or the exit price that would be paid to transfer a liability in the principal or most advantageous market in an orderly transaction between market participants on the measurement date. The accounting standards establish a fair value measurement hierarchy, which requires an entity to maximize the use of observable inputs where available. This fair value measurement hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs.

EVC utilizes third-party pricing services to value its investments in debt obligations, as further discussed below. Valuations provided by the pricing services are subject to exception reporting that identifies securities with significant movements in valuation, as well as investments with no movements in valuation. These exceptions are reviewed by EVC on a daily basis. EVC compares the price of trades executed by EVC to the valuations provided by the third-party pricing services to identify and research significant variances. EVC periodically compares the pricing service valuations to valuations provided by a secondary independent source when available. EVC's Valuation Committee reviews the general assumptions underlying the methodologies used by the pricing services to value various asset classes at least annually. Throughout the year, members of EVC's Valuation Committee or its designees meet with pricing service providers to discuss any significant changes to the service providers' valuation methodologies or operational processes.

Assets and liabilities measured and reported at fair value are classified and disclosed in one of the following categories based on the nature of the inputs that are significant to the fair value measurements in their entirety. In certain cases, the inputs used to measure fair value may fall into different levels of the fair value measurement hierarchy. In such cases, an investment's classification within the fair value measurement hierarchy is based on the lowest level of input that is significant to the fair value measurement.

Level 1   Unadjusted quoted market prices in active markets for identical assets or liabilities at the reporting date.

Level 2   Observable inputs other than Level 1 unadjusted quoted market prices, such as quoted market prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities that are not active, and inputs other than quoted prices that are observable or corroborated by observable market data.

Level 3   Unobservable inputs that are supported by little or no market activity.

Income taxes

The Company is included in the consolidated federal tax return and state tax returns of EVC and affiliates. Income taxes are allocated to members of the EVC group as if each were a separate taxpayer. Federal tax payments made by Eaton Vance Management, a wholly-owned subsidiary of EVC, for the Company's federal tax liability are settled through accounts payable to affiliates. The Company computes its current and deferred

tax provision in a manner that is representative of how the Company would have computed its provision had it not been included in the consolidated federal tax return of EVC.

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax bases of the Company's assets and liabilities measured using rates expected to be in effect when such differences reverse. To the extent that deferred tax assets are considered more likely than not to be unrealizable, valuation allowances are provided.

In the ordinary course of business, many transactions occur for which the ultimate tax outcome is uncertain. Accounting standards governing the accounting for uncertainty in income taxes for a tax position taken or expected to be taken in a tax return require that the tax effects of a position be recognized only if it is more likely than not to be sustained based solely on its technical merits as of the reporting date. The more-likely-than-not threshold must be met in each reporting period to support continued recognition of the benefit. The difference between the tax benefit recognized in the financial statements for a tax position and the tax benefit claimed in the income tax return is referred to as an unrecognized tax benefit. Unrecognized tax benefits, as well as the related interest and penalties, are adjusted regularly to reflect changing facts and circumstances. The Company classifies any interest or penalties incurred as a component of income tax expense. Any adjustments to deferred tax assets and liabilities attributable to changes in tax laws or rates are recorded as an expense or benefit in the period that the new legislation is enacted.

Revenue recognition

The Company earns revenue primarily by providing distribution and underwriter services, and/or shareholder services with respect to the Eaton Vance mutual funds and distribution services to affiliates in relation to separately managed accounts. Revenue is recognized for each distinct performance obligation identified in contracts with customers when the performance obligation has been satisfied by providing services to the customer either over time or at a point in time (which is when the customer obtains control of the service). Revenue recognized is the amount of variable or fixed consideration allocated to the satisfied performance obligation that the Company expects to be entitled to for providing such services to the customer (transaction price). Variable consideration is included in the transaction price only when it is probable that a significant reversal of such revenue will not occur or when the uncertainty associated with the variable consideration (constraint) is subsequently resolved. The majority of the fees earned by providing distribution and shareholder services represent variable consideration, as the revenue is largely dependent on either the value and composition of the associated assets under management of EVC and its affiliates, or with respect to service agreement income described further below, the amount of the Company's periodic operating revenues and expenses. The value of assets under management-fluctuates with changes in the market prices of securities held.

The timing of when the Company bills its customers and related payment terms vary in accordance with the agreed-upon contractual terms. Certain of the Company's customers are billed after the service is performed, which results in the recording of accounts receivable and accrued revenue.

Distribution and underwriter fees
The Company is entitled to receive distribution fees and underwriter commissions in exchange for distribution services provided to certain classes of shares of the Eaton Vance mutual funds. Distribution services consist of distinct sales and marketing activities that are earned upon the sale of fund shares. Distribution fees for all share classes subject to these fees are calculated as a percentage of average daily net assets, and are typically paid monthly from the assets of the fund.

Underwriting commissions for all share classes subject to these fees are calculated as a percentage of the amount invested and are deducted from the amount invested by the purchasing fund shareholder. These commissions represent fixed consideration and are recognized as revenue (and related accounts receivable from sales of investment company shares) on a trade-date basis when the fund shares are sold to the shareholder. Underwriter commissions are waived or reduced on purchases of shares that exceed specified minimum amounts.

Service agreement income
The Company is entitled to receive service agreement income in exchange for distribution services provided to Eaton Vance Management. Service agreement income is calculated and paid monthly based on the amount of the Company's operating revenues and expenses determined in accordance with U.S. GAAP. Additional disclosure regarding the service agreement with Eaton Vance Management is included in Note 10.

Service fees
The Company is entitled to receive service fees in exchange for shareholder services provided to the Eaton Vance mutual funds. Shareholder services consist of shareholder transaction processing and/or shareholder account maintenance services provided on a daily basis. Service fees are calculated as a percentage of average daily net assets under management, are earned daily upon completion of shareholder services and are typically paid monthly from the assets of the fund.

Principal versus agent
The Company has contractual arrangements with third parties involved in providing various services to Eaton Vance mutual funds customers, including distribution and shareholder services. Distribution expense primarily includes sales charges (front-end load commissions) paid to selling broker-dealers recorded as an expense (and related accounts payable for investment company shares sold) on a trade-date basis, the portion of the distribution fees reallowed to financial intermediaries that provide distribution services, and payments made to financial intermediaries that provide marketing support, transaction processing and/or administrative services to the Eaton Vance mutual funds and, in some cases, include some or all of our funds in preferred or specialized selling programs. Payments are typically based on fund net assets, sales, transactions processed and/or accounts attributable to that financial intermediary. Financial intermediaries also may receive payments from the Company in connection with educational or due diligence meetings that include information concerning the funds. Service fee expense includes the portion of the service fees reallowed to financial intermediaries that provide shareholder services.

In instances where the Company has discretion to hire third-party service providers, the Company is generally deemed to control the services before transferring them to the fund, and accordingly presents associated revenues gross of the related third-party costs. Alternatively, where the Company does not control the service, revenue is recorded net of payments to third-party service providers.

The Company controls the right to distribution and shareholder services performed by third-party financial intermediaries; therefore distribution and underwriter fees and service fees are recorded on a gross basis. Fees paid to third parties for distribution and shareholder services are recognized as an expense when incurred and are included in distribution expense and service fee expense, respectively, in the Company's Statement of Income.

Advertising and promotion

Discretionary advertising and promotional costs are expensed as incurred and are included in distribution expense in the Company's Statement of Income. Advertising costs incurred were not material to the Company's Financial Statements in the fiscal year ended October 31, 2019.

Stock-based compensation

The Company accounts for stock-based compensation expense, related to equity awards granted to employees of the Company under EVC's stock-based compensation plans, at fair value. Under the fair value method, stock-based compensation expense for equity awards, which reflects the fair value of stock-based awards measured at grant date, is recognized on a straight-line basis over the relevant service period (generally five years) and is adjusted each period for forfeitures as they occur.

The tax effect of the difference, if any, between the cumulative compensation expense recognized for a stock-based award for financial reporting purposes and the deduction for such award for tax purposes is recognized as income tax expense (for tax deficiencies) or benefit (for excess tax benefits) in the Company's Statement of Income in the period in which the tax deduction arises (generally in the period of vesting or settlement of a stock-based award, as applicable) and are reflected as an operating activity on the Company's Statement of Cash Flows.

Loss contingencies

The Company continuously reviews any investor, employee or vendor complaints and pending or threatened litigation. The Company evaluates the likelihood that a loss contingency exists under the criteria of applicable accounting standards through consultation with legal counsel and records a loss contingency, inclusive of legal costs, if the contingency is probable and reasonably estimable at the date of the financial statements. There are no losses of this nature that are currently deemed probable and reasonably estimable, and, thus, none have been recorded in the accompanying Financial Statements.

2. **New Accounting Standards Not Yet Adopted**

Disclosure requirements for fair value measurement

In August 2018, the FASB issued guidance that makes changes to the disclosure requirements for fair value measurements. As discussed in Note 1, the Company early adopted certain portions of this guidance. The remaining portions of this guidance that were not early adopted will be effective for EVC, and will therefore be applied by the Company, for the fiscal year that begins on November 1, 2020. Notably, this guidance removes the disclosure requirements for the valuation processes for Level 3 fair value measurements. This guidance also adds new disclosure requirements for the range and weighted average of significant unobservable inputs used to develop fair value measurements categorized within Level 3 of the fair value hierarchy. The Company is currently evaluating the potential impact of this guidance on its Statement of Financial Condition and related disclosures.

Capitalization of implementation costs in a cloud computing service contract

In August 2018, the FASB issued new guidance that aligns the accounting requirements for capitalizing implementation costs (implementation, setup and other upfront costs) related to cloud computing (hosting) arrangements that are accounted for as a service contract with the accounting requirements for capitalizing

implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal use software license). This new guidance does not affect the accounting for the hosting element of a cloud computing arrangement that is a service contract. The new guidance is effective for EVC, and will therefore be applied by the Company, for the fiscal year that begins on November 1, 2020. Early adoption is permitted and the new guidance may be applied either retrospectively or prospectively to all implementation costs incurred after the date of adoption. The Company is currently evaluating the potential impact of this guidance on its Financial Statements and related disclosures.

3. **Investments**

Investments held at fair value

The following is a summary of investments at October 31, 2019:

Investments held at fair value:		
Short-term debt securities	$	79,509,953
Total investments held at fair value	$	79,509,953

The Company recognized gains (losses) related to investments held at fair value within interest and other revenue, on the Company's Statement of Income during the year ended October 31, 2019 as follows:

Realized losses on securities sold	$	(509)
Unrealized gains on investments held at fair value		17,190
Net gains on investments held at fair value	$	16,681

Deposits with clearing organizations

Deposits with clearing organizations of $219,271 at October 31, 2019 includes the Company's equity investment in private non-traded common stock issued by The Depository Trust & Clearing Corporation held at cost. At October 31, 2019, there were no indicators of impairments related to this investment.

4. **Fair Value of Assets Measured at Fair Value on a Recurring Basis**

The following table summarizes the financial assets measured at fair value on a recurring basis and their assigned levels within the valuation hierarchy at October 31, 2019:

	Level 1		Level 2	Level 3		Total
Financial assets:						
Cash equivalents	$ -	$	30,370,054	$ -	$	30,370,054
Investments held at fair value:						
Short-term debt securities		-	79,509,953	-		79,509,953
Total financial assets	$ -	$	109,880,007	$ -	$	109,880,007

A description of the valuation techniques and the inputs used in recurring fair value measurements is included immediately below. There have been no changes in the Company's valuation techniques in the current reporting period.

Cash equivalents

Cash equivalents include investments in commercial paper with remaining maturities of less than three months, as determined at purchase. The carrying amounts of these investments are measured at amortized cost, which approximates fair value due to the short time between the purchase and expected maturity of these investments. Depending on the categorization of the significant inputs, these assets are generally categorized in their entirety as Level 2 within the fair value measurement hierarchy.

Investments held at fair value – short-term debt

Short-term debt securities consist of certificates of deposit, commercial paper and fixed income securities with remaining maturities of three months to 12 months upon purchase by the Company. Short-term debt securities held are generally valued on the basis of valuations provided by third-party pricing services, as derived from such services' pricing models. Inputs to the models may include, but are not limited to, reported trades, executable bid and ask prices, broker-dealer quotations, prices or yields of securities with similar characteristics, benchmark curves or information pertaining to the issuer, as well as industry and economic events. The pricing services may use a matrix approach, which considers information regarding securities with similar characteristics to determine the valuation for a security. Depending on the nature of the inputs, these assets are generally classified as Level 2 within the fair value measurement hierarchy.

5. Revenue

The following table disaggregates total revenue by source for the year ended October 31, 2019:

Service agreement income	$	202,023,431
Service fees		123,089,697
Distribution and underwriter fees:		
Distribution fees		11,353,091
Underwriter commissions		21,723,580
Total distribution and underwriter fees		33,076,671
Interest and other revenue:		
Other revenue		17,205,999
Gains and other investment income, net		2,528,784
Total interest and other revenue		19,734,783
Total revenue	$	377,924,582

6. Stock-Based Compensation Plans

Compensation expense recognized by the Company related to EVC's stock-based compensation plans for the year ended October 31, 2019 was as follows:

Omnibus Incentive Plans:		
Restricted shares	$	8,909,662
Stock options		1,690,555
Employee Stock Purchase Plans		76,711
Employee Stock Purchase Incentive Plan		199,756
Total stock-based compensation expense	$	10,876,684

The total income tax benefit recognized for stock-based compensation arrangements was $2,747,180 for the year ended October 31, 2019.

Omnibus Incentive Plans

The EVC 2013 Omnibus Incentive Plan (2013 Plan), which is administered by the Compensation Committee of the Board of EVC, allows for awards of options to acquire shares of EVC Non-Voting Common Stock and restricted shares of EVC Non-Voting Common Stock to eligible employees of EVC's majority owned subsidiaries, including the Company. The 2013 Plan contains change in control provisions that may accelerate the vesting of awards. A total of 34.5 million shares of EVC Non-Voting Common Stock have been reserved for issuance under the 2013 Plan. Through October 31, 2019, 9.4 million restricted shares and options to purchase 15.0 million shares have been issued pursuant to the 2013 Plan.

Restricted shares
Restricted shares of EVC Non-Voting Common Stock granted under the 2013 Plan and predecessor plans are accounted for as equity awards. Restricted shares vest over five years pursuant to a graduated vesting schedule. Holders of restricted shares have forfeitable rights to dividends equal to the dividends declared on the EVC's Non-Voting Common Stock during the vesting period. These dividends are not paid in cash to holders of restricted shares until the awards vest.

A summary of the restricted share activity for the for the Company's employees year ended October 31, 2019 is as follows:

(share amounts in thousands)	Shares		Weighted-Average Grant Date Fair Value
Unvested, beginning of period[1]	705	$	40.97
Granted	277		42.79
Vested	(215)		39.01
Forfeited	(31)		41.78
Unvested, end of period	736	$	42.20

[1] *Restricted shares outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.*

As of October 31, 2019, there was $19,665,398 of compensation cost related to unvested restricted share awards not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.8 years.

The total fair value of restricted stock vested during the year ended October 31, 2019 was $8,367,632.

Stock options
Options to purchase EVC Non-Voting Common Stock granted under the 2013 Plan and predecessor plans are accounted for as equity awards. Stock options expire ten years from the date of grant and vest over five years pursuant to a graduated vesting schedule and may not be granted with an exercise price that is less than the fair market value of the stock as of the close of business on the date of grant. The fair value of each stock option award is estimated on the date of grant using the Black-Scholes option valuation model. The Black-Scholes option valuation model incorporates assumptions as to dividend yield, expected volatility, an

appropriate risk-free interest rate and the expected life of the option. Many of these assumptions require management's judgment. The dividend yield assumption represents EVC's expected dividend yield based on its historical dividend payouts and the stock price at the date of grant. EVC's stock volatility assumption is based upon the historical price fluctuations of EVC Non-Voting Common Stock. EVC uses historical data to estimate the expected life of options granted. The risk-free rate for periods within the contractual life of the option is based on the U.S. Treasury yield curve at the time of grant. Stock options are accounted for as equity awards.

The weighted-average fair value per share of stock options granted during the year ended October 31, 2019 using the Black-Scholes option valuation model was as follows:

Weighted-average grant date fair value of options granted	$9.13

Assumptions:

Dividend yield	3.1% to 3.5%
Volatility	24% to 31%
Risk-free interest rate	2.6% to 3.1%
Expected life of options	7.2 years

A summary of stock option activity for the Company's employees for the year ended October 31, 2019 is as follows:

(share and intrinsic value figures in thousands)	Shares	Weighted-Average Exercise Price	Weighted-Average Remaining Contractual Term (in years)	Aggregate Intrinsic Value
Options outstanding, beginning of period[1]	1,366	$ 35.20		
Granted	164	44.55		
Exercised	(163)	28.52		
Forfeited/expired	(50)	41.28		
Options outstanding, end of period	1,317	$ 36.96	5.7	$ 11,995
Options exercisable, end of period	690	$ 34.44	4.3	$ 7,764
Vested or expected to vest at October 31, 2019	1,317	$ 36.96	5.7	$ 11,995

[1] *Options outstanding at the beginning of the period have been adjusted to reflect employee transfers between the Company and other wholly-owned subsidiaries of EVC during the fiscal year.*

Options exercised represent newly issued shares of EVC Non-Voting Common Stock. The total intrinsic value of options exercised during the year ended October 31, 2019 was $2,504,314. The total fair value of options that vested during the year ended October 31, 2019 was $2,120,785.

As of October 31, 2019, there was $2,677,156 of compensation cost related to unvested stock options granted under the 2013 Plan and predecessor plans not yet recognized. That cost is expected to be recognized over a weighted-average period of 2.1 years.

Employee Stock Purchase Plans

The EVC 2013 Employee Stock Purchase Plan (Qualified ESPP) and the EVC 2013 Nonqualified Employee Stock Purchase Plan (Nonqualified ESPP) (together, Employee Stock Purchase Plans), which are administered by the Compensation Committee of the Board of EVC, permit eligible employees of the Company to direct up to a maximum of $12,500 per six-month offering period toward the purchase of EVC Non-Voting Common Stock at the lower of 90 percent of the market price of the EVC Non-Voting Common Stock at the beginning or at the end of each offering period. The Qualified ESPP qualifies under Section 423 of the U.S. Internal Revenue Code of 1986, as amended. A total of 0.5 million and 0.1 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Qualified ESPP and Nonqualified ESPP, respectively.

Employee Stock Purchase Incentive Plan

The EVC 2013 Incentive Compensation Nonqualified Employee Stock Purchase Plan (Employee Stock Purchase Incentive Plan), which is administered by the Compensation Committee of the Board of EVC, permits employees of the Company to direct up to half of their incentive bonuses and commissions toward the purchase of the EVC's Non-Voting Common Stock at the lower of 90 percent of the market price of EVC's Non-Voting Common Stock at the beginning or at the end of each quarterly offering period. A total of 0.9 million shares of EVC's Non-Voting Common Stock have been reserved for issuance under the Employee Stock Purchase Incentive Plan.

7. **Employee Benefit Plans**

Profit Sharing and Savings Plan

EVC has a Profit Sharing and Savings Plan for the benefit of substantially all employees, including employees of the Company. The Profit Sharing and Savings Plan is a defined contribution profit sharing plan with a 401(k) deferral component. All full-time employees who have met certain age and length of service requirements are eligible to participate in the plan. The plan allows participating employees to make elective deferrals of compensation up to the plan's annual limits. EVC then matches each participant's contribution on a dollar-for-dollar basis to a maximum of $2,000 per annum. In addition, EVC may, at its discretion, contribute up to 15 percent of eligible employee compensation to the plan, to a maximum of $41,250 per employee for the year ended October 31, 2019. The Company's expense under the plan was $4,381,530 for the year ended October 31, 2019.

8. Income Taxes

The following table reconciles the U.S. statutory federal income tax rate to the Company's effective tax rate for the year ended October 31, 2019:

Statutory U.S. federal income tax rate	21.0	%
State and local income tax, net of federal income tax benefits	7.5	
Non-deductible meals and entertainment expense	4.7	
Non-deductible executive compensation	4.3	
Stock-based compensation	(0.4)	
Net excess tax benefits from stock-based compensation plans	(5.3)	
Other items	1.2	
Effective income tax rate	33.0	%

Deferred income taxes reflect the expected future tax consequences of temporary differences between the carrying amounts and tax basis of the Company's assets and liabilities. The significant components of deferred income taxes at October 31, 2019 were as follows:

Deferred tax assets:		
Stock-based compensation	$	4,252,490
Compensation and benefit expense		2,794,434
Other		24,828
Total deferred tax asset		7,071,752
Deferred tax liabilities:		
Other		(56,973)
Total deferred tax liability		(56,973)
Net deferred tax asset	$	7,014,779

The Company is generally no longer subject to income tax examinations by federal, state or local tax authorities for fiscal years prior to fiscal 2015.

9. Commitments and Contingencies

In the normal course of business, the Company enters into agreements that include indemnities in favor of third parties, such as engagement letters with advisors and consultants, information technology agreements, distribution agreements and service agreements. Certain agreements do not contain any limits on the Company's liability and, therefore, it is not possible to estimate the Company's potential liability under these indemnities. In certain cases, the Company has recourse against third parties with respect to these indemnities.

The Company is subject to various legal proceedings. In the opinion of management, after discussions with legal counsel, the ultimate resolution of these matters will not have a material effect on the financial condition, results of operations or cash flows of the Company.

10. Related Party Transactions

Eaton Vance Management

The Company has an agreement with Eaton Vance Management, a wholly owned subsidiary of EVC, whereby the Company has agreed to sell its right to receive revenue under distribution arrangements with certain Eaton Vance mutual funds in exchange for Eaton Vance Management's agreement to assume the costs incurred by the Company in connection with the distribution of these funds. The revenues earned by Eaton Vance Management and the costs incurred by Eaton Vance Management under this agreement do not have any impact on the Company's Financial Statements. For the year ended October 31, 2019, the amounts recognized by Eaton Vance Management under this agreement were as follows:

Revenue earned by Eaton Vance Management:	
Distribution fees received from investment companies	$ 52,543,092
Costs incurred by Eaton Vance Management:	
Amortization of deferred sales commissions	$ 22,580,163
Deferred sales commissions	$ 55,210,881

In addition, the Company has a service agreement with Eaton Vance Management whereby Eaton Vance Management compensates the Company for distributing shares of investment companies for which Eaton Vance Management, or one of its wholly owned subsidiaries, Boston Management and Research or Calvert Research and Management, is the investment adviser. For its services, the Company is compensated in an amount equal to 102 percent of all of the Company's operating expenses, less 100 percent of the Company's operating revenue on a monthly basis. Operating revenue and operating expenses are determined in accordance with U.S. GAAP. For the year ended October 31, 2019, the Company earned $202,023,431 under this agreement, which is recorded as service agreement income in the accompanying Statement of Income.

The Company also has an agreement with Eaton Vance Management whereby certain compensation, employee benefits, information technology, professional services, facilities and other miscellaneous expenses are paid by Eaton Vance Management and allocated to the Company. The Company was allocated $13,237,293 of such costs for the year ended October 31, 2019 recorded within compensation and related costs and other expenses in the accompanying Statement of Income. The Company had a net payable due to Eaton Vance Management of $7,931,992 as of October 31, 2019, which is included in accounts payable to affiliates on the accompanying Statement of Financial Condition.

Eaton Vance Management also pays federal and state income taxes on the Company's behalf (see Note 1).

Other Subsidiaries of EVC

The Company has agreements with Atlanta Capital Management Company, LLC, a majority-owned subsidiary and Parametric Portfolio Associates LLC, a wholly-owned subsidiary, each a subsidiary of Eaton Vance Acquisitions, whereby the Company provides certain distribution services to, and obtains reimbursement from, these entities for actual or approximate costs. The Company earned $16,075,081 under these agreements, which is recorded as interest and other revenue in the accompanying Statement of Income. These transactions resulted in a net receivable from affiliates of $2,436,995 at October 31, 2019.

In the ordinary course of business, the Company has transactions with other subsidiaries of EVC. These transactions resulted in a net receivable from affiliates of $56,801 and a net payable to affiliates of $2,628 at October 31, 2019.

Sponsored funds

Certain subsidiaries of EVC are investment advisers to, and have administrative agreements with, the Eaton Vance mutual funds for which certain employees of those entities are officers and/or directors. Substantially all of the services to these funds for which the Company or its affiliates earns a fee, including management fees (for investment advisory and administrative services), distribution fees and service fees, are provided under contracts that set forth the services to be provided and the fees to be charged. These contracts are subject to annual review and approval by each of the funds' boards of directors or trustees. Revenue for the services provided or related to these sponsored funds for the year ended October 31, 2019 totaled $156,166,535. Included in distribution fees, service fees and other receivables at October 31, 2019 are receivables due from sponsored funds of $16,473,037.

11. Regulatory Requirements

The Company is subject to the U.S. Securities and Exchange Commission (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital. For purposes of this rule, the Company had net capital of $92,626,805 at October 31, 2019, which exceeded its minimum net capital requirement of $4,359,514. The Company's ratio of aggregate indebtedness to net capital at October 31, 2019 was 0.71-to-1.

12. Dividends

During the year ended October 31, 2019, the Company made a dividend payment of $25,000,000 to EVC to use for general corporate purposes. The payment did not impair the Company's ability to meet its current or anticipated net capital requirements.

13. Exemption from Rule 15c3-3

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3 pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.

14. Major Sources of Revenue

The Company derives its revenue primarily from distribution and underwriting fees and service fees earned pursuant to underwriting and distribution agreements with the Eaton Vance mutual funds. There were no portfolios or related funds that provided over 10 percent of total revenue of the Company for the year ended October 31, 2019.

15. Subsequent Events

The Company evaluated subsequent events and transactions occurring after October 31, 2019. The Company is not aware of any subsequent events that would require recognition or disclosure in the Financial Statements.

*****

Eaton Vance Distributors, Inc.

Computation of Net Capital Pursuant to Rule 15c3-1
As of October 31, 2019

Capital - stockholder's equity	$	109,949,271
Deductions:		
Non-allowable assets:		
Deposits with clearing organizations		219,271
Accounts receivable from affiliates		2,493,796
Distribution fees, service fees and other receivables		4,020,921
Prepaid expenses and other assets		3,284,622
Deferred tax assets		7,071,752
Total deductions		17,090,362
Net capital before haircut on securities		92,858,909
Haircuts on securities		232,104
Net capital	$	92,626,805
Aggregate indebtedness:		
Total liabilities	$	65,392,706
Total aggregate indebtedness	$	65,392,706
Minimum net capital requirement of broker or dealer		
(6-2/3% of aggregate indebtedness)	$	4,359,514
Excess net capital	$	88,267,291
Ratio of aggregate indebtedness to net capital		0.71

Note: No material differences exist between the above net capital computation and
the Company's unaudited Form X-17A-5 Part IIA filed on November 25, 2019.

Eaton Vance Distributors, Inc.

Computation for Determination of Reserve Requirements for Brokers and Dealers Pursuant to Rule 15c3-3 Under the Securities Exchange Act of 1934
As of October 31, 2019

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.

Eaton Vance Distributors, Inc.

Information Relating to the Possession or Control Requirements Under Rule 15c3-3 Under the Securities Exchange Act of 1934
As of October 31, 2019

The Company does not carry customer accounts or otherwise hold customer funds and, accordingly, is exempt from the provisions of SEC Rule 15c3-3, pursuant to sections (k)(2)(i) and (k)(2)(ii) of that rule.



Eaton Vance Distributors, Inc.
Two International Place
Boston, MA 02110
(617) 482-8260
www.eatonvance.com

The Exemption Report

We as members of management of Eaton Vance Distributors, Inc. (the Company) are responsible for complying with 17 C.F.R. §240.17a-5; *Reports to be made by certain brokers and dealers*, and complying with 17 C.F.R. §240.15c3-3: ((k)(2)(i) and (k)(2)(ii)) (the exemption provisions). To the best of our knowledge and belief we state the following:

(1) We identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: ((k)(2)(i) and (k)(2)(ii)) (the exemption provisions) and (2) we met the identified exemption provisions of 17 C.F.R. § 240.15c3-3(k)(2)(i) and 17 C.F.R. § 240.15c3-3(k)(2)(ii) throughout the most recent fiscal year ended October 31, 2019 without exception.

Signature

Eric Senay
Chief Financial Officer
Eaton Vance Distributors, Inc.

Discover Enduring Values

Deloitte & Touche LLP
200 Berkeley Street
Boston, MA 20116
USA

Tel: +1 617 437 2000
www.deloitte.com

Deloitte.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the stockholder and the Board of Directors of Eaton Vance Distributors, Inc.

We have reviewed management's statements, included in the accompanying Exemption report, in which (1) Eaton Vance Distributors, Inc. (the "Company") identified the following provisions of 17 C.F.R. § 240.15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: paragraph (k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the year ended October 31, 2019 without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Deloitte + Touche LLP

December 20, 2019